The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

January 11, 2010

Ms. Tracey L. McNeil, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3392
Fax Number: (703) 813-6982

Re:	Sandalwood Ventures, Ltd.
Amendment No. 1 to Registration Statement on Form S-l
File Number 333-162557
Filed November 30, 2009

Dear Ms. McNeil,

In response to your comment letter dated December 29, 2009, Sandalwood Ventures, Ltd. (the “Company,” “Sandalwood,” “we,” and “us”) has provided its response below.

Interim Balance Sheet, Page F-2

1.	Please include a balance sheet as of June 30, 2009, the end of your preceding fiscal year, in your interim balance sheet to comply with Rule 8-03 of Regulation S-X.

RESPONSE:

The Company has revised is interim balance sheet to include a balance sheet as of June 30, 2009, to comply with Rule 8-03 of Regulation S-X, as you have requested.

Regards,

/s/ John S. Gillies
John S. Gillies
Associate